SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2017
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Registration as Corporate Taxpayer (CNPJ): 76.483.817/0001-20

LISTED COMPANY

Brazilian SEC Registration: 1431-1

US SEC Registration (ordinary shares): 20441B308

US SEC Registration (preferred, class B): 20441B407

Spanish SEC Registration (Latibex, preferred, class B): 29922

EXTRAORDINARY GENERAL MEETING

CALL NOTICE

The Shareholders of Companhia Paranaense de Energia - Copel are invited to attend the Extraordinary General Meeting to be held on June 07, 2017, at 2:30 p.m. at the Company’s head office located at Rua Coronel Dulcídio nº 800, Curitiba, to decide on the following agenda:

EXTRAORDINARY GENERAL MEETING

1.   Analysis, discussion and voting on the proposal for alteration of Copel’s (Holding) Bylaws, as follows: a) Article 11 - I. Adjustment of the text referring to the composition of the Board of Directors; and II. Exclusion of § 3; b) Article 15 - I. Addition of subitem XIV; and II. Renumbering of subitem XIV to XV; c) Addition of Section V – The Statutory Audit Committee; d) Addition of the new Articles 26 to 28, and § 1 to 3, and of Article 29; e) Renumbering of the old Articles 26-29 to 30-33; f) Renumbering of the old Articles 30-34 to 34-38; g) Addition of Section I after Article 38 – The Nomination and Evaluation Committee; h) Addition of Articles 39 and 40 and of the Sole Paragraph; i) Renumbering of the old Articles 35-39 to 41-45.

Notes: a) Documents referring to the matters to be discussed at the Extraordinary General Meeting, in addition to the Manual for Attendance in Meetings, are available for shareholders’ consultation at the Company’s headquarters as well as on its website (ri.copel.com); b) The Company’s shareholder shall take part in the Extraordinary General Meeting by attending it and casting his/her vote on the meeting’s agenda items; by appointing a proxy with powers to represent him/her or through a ballot paper for the exercise of his/her voting right at a distance; and c) Powers-of-attorney for the Extraordinary General Meeting shall be filed at the Company’s head office, at the Chief Financial and Investor Relations Office, at the Shareholders and Custody Department of the Chief Financial and Investors’ Relations Office, at Rua Coronel Dulcídio nº 800 - 3º andar, Curitiba, at least forty-eight hours prior to the meeting.

Curitiba, May 08, 2017

Mauricio Schulman

Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 8, 2017

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Antonio Sergio de Souza Guetter
Antonio Sergio de Souza Guetter Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.